January 16, 1997





Mako Marine International, Inc.
4355 N.W. 128th Street
Miami, Florida 33054

CreditAmerica Venture Capital, Inc.
c/o Douglas W. Baena
4355 N.W. 128 Street
Miami, Florida 33054

Gentlemen:

         This letter, when executed by each of you, shall constitute an agreement between (i) Tracker Marine, L.P. ("Tracker") and Mako Marine International, Inc., ("Mako") with respect to certain additional agreements and modifications to the Stock Purchase Agreement dated as of December 4, 1996 by and between Tracker and Mako (the "Mako Agreement"), as amended, and (ii) Tracker and CreditAmerica Venture Capital, Inc. ("CAVC") with respect to certain additional agreements and modifications of the Stock Purchase Agreement dated as of December 4, 1996 by and between Tracker and CAVC (the "CAVC Agreement").

         As you know, certain environmental issues have arisen in connection with Tracker's environmental due diligence review and analysis of Mako's Opa-Locka, Florida property upon which its executive offices and manufacturing facility are located (the "Property"). The results of such due diligence review and analysis is described in the Phase I and Limited Phase II Environmental Site Assessment dated December 16, 1996, issued by Environmental Works, Inc., of Springfield, Missouri, as modified by a report dated January 2, 1997 ("ERM Report"), issued by ERM-South, Inc. ("ERM") (collectively, the "Environmental Reports"). As a result thereof, subject to the creation of the escrow described below, Tracker has agreed to waive any conditions set forth in the Mako Agreement or the CAVC Agreement which would not be satisfied as a result of any and all of the environmental issues referred to in the Environmental Reports and


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Mako Marine International, Inc.
CreditAmerica Venture Capital, Inc.
January 16, 1997
Page 2




waive any right it would have to terminate the Mako Agreement or the CAVC Agreement as a result of the effect of any and all of the environmental issues referred to in the Environmental Reports, (such waivers being collectively referred to herein as the "Waivers"). The Waivers are hereby given, subject to and in consideration of the agreement of Mako and CAVC as follows:

1.       With respect to the Mako Agreement:

         (a) A new Section 6.14 is hereby added to the Mako Agreement to read as follows:

         "6.14 Nasdaq Listing. Tracker acknowledges its intent to cause Mako to reapply to the Nasdaq Stock Market, Inc., for the listing of its shares of Common Stock and Common Stock Purchase Warrants on the Nasdaq SmallCap Market at such time as the Board of Directors of Mako determines that such action is appropriate in view of Mako's cash flow position and profitability.

         (b)      New subparagraphs (h) and (i) are hereby added to Section
7.2 of the Mako Agreement to read as follows:

                  (h) The current employment agreements between Mako and each of Douglas W. Baena, Hugh L. Russ, Jr., and Lawrence Tierney shall have been modified in form reasonably satisfactory to Tracker and signed copies of such modifications shall be delivered at Closing.

                  (i) (A) The Amended Triple Net Lease dated April 18, 1995 between Robert C. Schwebke and Mako ("Lease") shall have been modified pursuant to an Amendment to Lease in form reasonably satisfactory to Tracker and signed copies of such amendment shall be delivered at Closing.

         (c) Except to the extent assumed by CAVC under the CAVC Agreement, Mako will be responsible for, and shall pay directly, all Cleanup Costs (as hereinafter defined). "Cleanup Costs" is defined herein as all costs and expenses incurred in connection with the investigation, clean up, removal, containment, remediation or response action performed in connection with the


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Mako Marine International, Inc.
CreditAmerica Venture Capital, Inc.
January 16, 1997
Page 3




preparation, negotiation, implementation and completion of an "Approved Action Plan" (as hereinafter defined). Tracker's environmental due diligence costs incurred prior to Closing are not Cleanup Costs for which Mako is responsible pursuant to this paragraph, except for payment for the services provided by ERM.

         (d) Except to the extent provided herein, Tracker and Mako each ratify and confirm all of the provisions of the Mako Agreement. To the extent of any inconsistencies between any provision contained herein and any provision contained in the Mako Agreement, the provision contained herein shall prevail.

2.       With respect to the CAVC Agreement:

         (a) CAVC shall be responsible for and pay (i) all fees of Stroock & Stroock & Lavan, Mako's counsel, incurred by Mako in connection with or related to such firm's services performed on behalf of Mako in connection with the Mako Agreement (including, without limitation, work performed on behalf of Mako in connection with the Nasdaq delisting matter and the information statement relating to the proposed change of control of Mako), and all of the transactions contemplated thereunder, whether such fees were incurred on, before or after the Closing Date, it being represented by CAVC that no portion of such expenses has been paid by Mako, and (ii) additional expenses of $300,000 incurred by Mako prior to the Closing Date as agreed by the parties on the Closing Date. CAVC's responsibility as provided herein is undertaken in consideration of Tracker's closing the Mako Agreement, notwithstanding certain operating losses to date.

         (b) The responsibility for and the obligation to pay Cleanup Costs will be as follows:

                  (i) the first $100,000 will be the responsibility of and paid by Mako;

                  (ii) the next $300,000 of such Cleanup Costs will be the responsibility of and paid by CAVC;

                  (iii) the next $50,000 of such Cleanup Costs will be the responsibility of and paid by Mako;


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Mako Marine International, Inc.
CreditAmerica Venture Capital, Inc.
January 16, 1997
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                  (iv)         the next $200,000 of such Cleanup Costs will
                               be the responsibility of and paid by CAVC;

                  (v) the next $50,000 of such Cleanup Costs will be the responsibility of and paid by Mako;

                  (vi) the next $200,000 of such Cleanup Costs will be the responsibility of and paid by CAVC;

                  (vii) the next $50,000 of such Cleanup Costs will be the responsibility of and paid by Mako;

                  (viii) the next $200,000 of such Cleanup Costs will be the responsibility of and paid by CAVC;

                  (ix) the next $50,000 of such Cleanup Costs will be the responsibility of and paid by Mako;

                  (x) the next $200,000 of such Cleanup Costs will be the responsibility of and paid by CAVC;

                  (xi) the next $50,000 of such Cleanup Costs will be the responsibility of and paid by Mako;

                  (xii) the next $200,000 of such Cleanup Costs will be the responsibility of and paid by CAVC;

                  (xiii) the next $50,000 of such Cleanup Costs will be the responsibility of and paid by Mako; and

                  (xiv) the next $10,000 of such Cleanup Costs will be the responsibility of and paid by CAVC.

                  (xv) the balance of such Cleanup Costs will be the responsibility of Mako.

         The obligations of the parties under this Section 2(b) shall survive the closing of the Mako Agreement and the CAVC Agreement.

         CAVC's payments of Cleanup Costs shall be made from the escrow account described below.

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Mako Marine International, Inc.
CreditAmerica Venture Capital, Inc.
January 16, 1997
Page 5


         (c) At the Closing, a total of $1,310,000 of the "Purchase Price" (as defined in the CAVC Agreement) shall be deposited in escrow with Sun Trust Bank, Miami, N.A. as escrow agent, solely for the purpose of the payment of Cleanup Costs for which CAVC is responsible pursuant to subparagraph (b) of this Paragraph 2. Such escrow agent shall hold, administer and distribute such escrowed funds pursuant to an escrow agreement ("Escrow Agreement") being executed concurrently herewith.

         (d) On January 2, 1997, ERM issued the ERM Report to Tracker in response to a request to identify contamination on, in or under the Property ("Contamination"). The ERM Report indicated there was Contamination consisting of certain volatile organics located in the area of MW-1A, more specifically described in the ERM Report. The ERM Report also mentioned other Contamination as set forth below. Tracker has engaged ERM to conduct further investigative activities post-closing to determine: (a) whether the chlorinated solvents in groundwater on the Property and the lead in groundwater on the Property arise from on-site or off-site sources; and (b) whether there is Contamination associated with either the soakage pit or retention tank (the "ERM Post-Closing Investigation"). As soon as practicable the ERM Post-Closing Investigation Report shall be submitted to CAVC. Tracker and CAVC shall both be provided the opportunity to review and comment on a draft version of the ERM Post-Closing Investigation Report before it is finalized.

         (e) Within 30 days of receipt of the ERM Post-Closing Investigation Report, CAVC, on behalf of Mako, shall request proposals from three mutually acceptable environmental consulting firms to develop a proposed plan of action for submittal to the Dade County Department of Environmental Resources Management ("DERM"), based on the ERM Post-Closing Investigation Report. CAVC, after first consulting with Mako, shall engage one of the three firms to submit to DERM a letter (which, together with any further correspondence on behalf of Mako to DERM, is referred to as the "Mako Letter Report"), including supporting documentation and laboratory analyses, describing all Contamination identified by ERM and identifying sources where any such Contamination may have been disposed, discharged, or released. In addition, there shall be submitted to DERM



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Mako Marine International, Inc.
CreditAmerica Venture Capital, Inc.
January 16, 1997
Page 6



a plan of action (the "Action Plan") for proposed remediation, monitoring, or no further action, as appropriate, with respect to environmental matters associated with the Property. CAVC and Mako will consult as often as is necessary and advisable with respect to the preparation of the Mako Letter Report and Action Plan. A draft of the Mako Letter Report and Action Plan shall be submitted to Tracker for review and approval prior to submittal to DERM. Any written report or correspondence thereafter submitted to DERM shall be first provided to Mako for review and approval. Mako will be notified of and invited to participate in any meetings scheduled with DERM regarding the Property. Mako will also be invited to meet with CAVC before any DERM meetings to discuss and develop appropriate strategies. If after the initial meeting with DERM, Mako in its reasonable judgment, determines that any significant information contained in the draft Post-Closing Investigation Report has not been submitted to DERM, then Mako may submit to DERM the ERM Post-Closing Investigation Report. Prior to such submittal, Mako shall identify to CAVC the specific "significant information" of concern and CAVC shall have 30 days therefrom to submit such information to DERM. If such submittal is unsatisfactory to Mako, Mako may then file the ERM Post-Closing Investigation Report.


         CAVC will seek DERM's written approval of the Action Plan. DERM's failure to take exception to any proposal in the Action Plan for no further action for a period of 90 days following receipt of the Action Plan shall be deemed to be approval by DERM of such no further action proposal; provided, however, that ongoing negotiations as to no further action will toll such 90 day period. Subject to the terms outlined herein, CAVC agrees that it shall oversee and implement, to the satisfaction of DERM, all investigation and remediation of the Property and other response actions outlined in the Action Plan as approved by DERM and all amendments thereto (the "Approved Action Plan"). CAVC agrees that it shall commence and perform to completion all activities required under the Approved Action Plan in a diligent and timely manner.

         Within 30 days of  receipt  of DERM's  written  approval  of the Action
Plan, CAVC and Mako shall obtain proposals from three mutually acceptable environmental consulting firms to develop and implement such Approved Action Plan and to estimate the Cleanup Costs associated therewith. Unless otherwise agreed after receiving and reviewing the proposals, CAVC will award the work and


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Mako Marine International, Inc.
CreditAmerica Venture Capital, Inc.
January 16, 1997
Page 7



hire the consulting firm which has submitted the lowest bid; provided, however, that if Mako objects to the retention of the lowest bidding consulting firm, it shall notify CAVC in writing, of its objection and the parties will seek a bid from a fourth consulting firm. If the bid from such fourth consulting firm is not greater than 10% of the bid from the lowest bidding consulting firm, then such lowest bidding firm shall be retained. If the bid from such fourth firm is greater than 10% of the lowest bidding consulting firm, then the bid of such lowest bidding consulting firm shall not be considered and the consulting firm then having submitted the next lowest bid will be awarded the work. Within ten days following the approval of DERM of an Action Plan, Mako shall notify the escrow agent to release to CAVC an amount equal to the excess of the funds in escrow over the product of 125% of CAVC's portion of the Cleanup Costs then estimated by the retained consulting firm to implement the Approved Action Plan. Thereafter, Mako agrees from time to time to notify the escrow agent that funds should be released to it for payment of CAVC's portion of the Cleanup Costs as incurred. When the Approved Action Plan is completed to the satisfaction of DERM, indicated by DERM's written acknowledgment, Mako will notify the escrow agent to release the balance of the funds, if any, in escrow to CAVC.

         (f) CAVC's obligations herein are limited to activities relating to or required under the Approved Action Plan. CAVC shall not be responsible for any spills, releases, or discharges of pollutants or contaminants which occur from conditions not existing prior to Closing.

         (g) CAVC agrees that it shall not permit and shall cause its agents to not permit any damage, nuisance or waste on the property in the course of its implementation and completion of activities in the Approved Action Plan ("Activities"). Mako agrees that it shall grant CAVC access to the Property on the condition that the actions of CAVC and its agents will not unreasonably interfere with Mako's use of the Property and that these activities shall be performed in such a manner to prevent or minimize disruption to Mako's operations on the Property. Mako agrees that, to the extent practicable, CAVC and its agents shall be permitted to perform the Activities without hindrance or obstruction.

         (h)      CAVC and Mako agree that any consultants, contractors,

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Mako Marine International, Inc.
CreditAmerica Venture Capital, Inc.
January 16, 1997
Page 8


subcontractors or other agents engaged to perform relative to obligations outlined herein shall maintain and furnish evidence of insurance mutually satisfactory to Mako and CAVC for any insurance required by Florida law, including workers' compensation insurance, automobile liability insurance and commercial general liability insurance and professional liability insurance.


         (i) CAVC agrees that upon receipt of the ERM Post-Closing Investigation Report , it will promptly undertake preparation of the Mako Letter Report and the finalization of the Action Plan. CAVC shall commence all activities outlined in the Approved Action Plan as soon as possible following receipt of approval thereof from DERM. CAVC shall implement and oversee all such activities in a timely and diligent manner. Should CAVC default in a material respect in implementing the Activities under the Approved Action Plan, Mako shall be entitled to undertake such activities on its own volition and to receive a full reimbursement from the escrow of all costs incurred by Mako which were the responsibility of and for which the obligation to pay was attributable to CAVC as outlined herein at Section 2(b) thereof. Prior to Mako's undertaking such activities, Mako shall notify CAVC of the specific default, and CAVC shall have 30 days to cure any such default.

         (j) Both parties agree to promptly provide the other party with copies of all studies, reports, permits, data, analysis, correspondence and other documents relating to environmental matters associated with the Property. Draft copies of all submissions to DERM shall be provided by one party to the other party at least five days prior to submittal.

         (k) If DERM determines that another agency should regulate the matters referred to in the Mako Letter Report, then all references to DERM contained herein shall be deemed to refer to such other regulatory agency.

         (l) The parties hereto recognize that responsibility for certain of the Cleanup Costs may be the responsibility of the landlord under the Lease. Within a reasonable period of time as agreed by the parties, Tracker agrees to cause Mako to retain counsel reasonably acceptable to CAVC to determine the nature and extent of the liability of the landlord under the Lease for Cleanup Costs. If it


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Mako Marine International, Inc.
CreditAmerica Venture Capital, Inc.
January 16, 1997
Page 9


is determined that such landlord is or may be liable for the Cleanup Costs, Mako agrees to pursue diligently all of its rights and remedies against such landlord to recover any amount expended by Mako or CAVC for the Cleanup Costs. If such pursuit results in an action or proceeding against the landlord, CAVC shall have the right to participate in the pursuit of such action or proceeding and, at its sole cost and expense, to retain counsel for such purpose. Any amount recovered by Mako from the landlord by reason of his responsibility for the Cleanup Costs will be divided between Mako and CAVC pro rata to the extent of amounts paid by each for Cleanup Costs under the Mako Agreement and the CAVC Agreement ("Pro Rata Split"). The obligations of Mako under this paragraph 2(l) will cease if Mako acquires the Property.

         (m) If any of the Contamination is determined to have been caused by third parties (other than the landlord under the Lease) or is covered by insurance policies, Mako agrees to pursue such third party or insurance policies and any proceeds net of expenses recovered from such third parties or insurance carriers relating to the Contamination shall be subject to the Pro Rata Split.

         (n) The legal expense of any action or proceeding under paragraph 2(l) and (m) will be advanced by Mako, subject to reimbursement in accordance with the Pro Rata Split. CAVC's portion of such legal expense if not paid directly, may be withdrawn from the escrow.

3.       (a)      The rights of the parties herein are not assignable.

         (b) This Letter Agreement is solely for the benefit of the parties hereto and no provision of this Letter Agreement shall be deemed to confer upon third parties any remedy, claim, liability, release or waiver in excess of those existing without reference to this Agreement. Without limiting the generality of the foregoing, no release or waiver by any party hereto shall operate as a release, waiver or discharge or any liability upon any third party, or otherwise effect any actual or potential liability with respect to environmental remedial or clean up costs with respect to the Property.

         (c) Any dispute arising out of or relating to paragraph 2(d) through 2(n) of this Letter Agreement shall be submitted to and


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Mako Marine International, Inc.
CreditAmerica Venture Capital, Inc.
January 16, 1997
Page 10

determined in binding arbitration. The arbitration shall be conducted before and by a single arbitrator selected as follows: (i) each of Mako and CAVC shall select an arbitrator; (ii) the two arbitrators selected shall select a single person to serve as the arbitrator hereunder; and (iii) if such single arbitrator has not been selected within ten days of written demand by either party to the other party for arbitration, the arbitrator shall be selected by the American Arbitration Association pursuant to the then current rules of that Association. The arbitrator shall have authority to fashion such just, equitable and legal release as such arbitrator, in his or her sole discretion, may determine. Each party shall bear all its own expenses of arbitration. All arbitration proceedings shall be conducted in the City of Miami, State of Florida. The duty to arbitrate shall survive the Closing of the Mako Agreement and the CAVC Agreement.

         Except to the extent modified herein, Tracker and CAVC each ratify and confirm all of the provisions of the CAVC Agreement. To the extent of any inconsistencies between any provision contained herein and any provision contained in the CAVC Agreement, the provision contained herein shall prevail.

         If you are in agreement with the provisions of Paragraph 1, in the case of Mako, and Paragraph 2, in the case of CAVC, please so indicated by signing a copy hereof in the appropriate space provided below and returning same to the undersigned.

                                            Very truly yours,

                                            TRACKER MARINE, L.P.

                                            By:    JLM MANAGEMENT COMPANY
                                            Its:   General Partner



                                            By:    /s/ Kenneth Burroughs
                                            Title: President


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Mako Marine International, Inc.
CreditAmerica Venture Capital, Inc.
January 16, 1997
Page 11


Agreed to and accepted this day of January, 1997.

Mako Marine International, Inc.


By:    /s/ Douglas W. Baena
Title: President and Chief Executive Officer


Agreed to and accepted this day of January, 1997.

CreditAmerica Venture Capital, Inc.


By:    /s/ Douglas W. Baena
Title: President